Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 5 DATED MARCH 23, 2018
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated September 29, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Updates to Minor Assets Acquired – March 23, 2018

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
S37	Los Angeles, CA	Single-family home	02/21/2018	$427,392
317	Los Angeles, CA	Single-family home	02/21/2018	$534,513

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – S37 - Controlled Subsidiary

On February 21, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – S37 - Controlled Subsidiary”), for an initial purchase price of $427,392 which is the initial stated value of our equity interest in the Fundrise eFUND – S37 - Controlled Subsidiary (the “S37 Investment”). The Fundrise eFUND – S37 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, one-bathroom, 872 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “S37 Property”). The closing of both the S37 Investment and the S37 Property occurred concurrently.

The Fundrise eFUND - S37 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the S37 Investment (the “S37 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - S37 - Controlled Subsidiary, including the S37 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the S37 Investment, paid directly by the Fundrise eFUND - S37 - Controlled Subsidiary.

In addition to the purchase price of $427,392 we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the S37 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The S37 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 317- Controlled Subsidiary

On February 21, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 317 - Controlled Subsidiary”), for an initial purchase price of $534,513 which is the initial stated value of our equity interest in the Fundrise eFUND – 317 - Controlled Subsidiary (the “317 Investment”). The Fundrise eFUND – 317 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,400 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “317 Property”). The closing of both the 317 Investment and the 317 Property occurred concurrently.

The Fundrise eFUND - 317 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 317 Investment (the “317 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 317 - Controlled Subsidiary, including the 317 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the 317 Investment, paid directly by the Fundrise eFUND - 317 - Controlled Subsidiary.

In addition to the purchase price of $534,513 we anticipate additional hard costs of approximately $3,500 for the planned renovation intended to make the 317 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The 317 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.